COMMENTS RECEIVED ON NOVEMBER 27, 2017

FROM CHAD ESKILDSEN

VARIABLE INSURANCE PRODUCTS FUND (File Nos. 002-75010 and 811-03329)

VARIABLE INSURANCE PRODUCTS FUND III (File Nos. 033-54837 and 811-07205)

VARIABLE INSURANCE PRODUCTS FUND V (File Nos. 033-17704 and 811-05361)

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Floating Rate High Income Portfolio (Form N-CSR Filing)

C:

If the fund received consent, fees, or amendment income from bank loans, please ensure these amounts are included separately in the Statement of Operations if greater than 5% of total income. Article 6-07(1) of Regulation S-X.

R:

The fund has procedures to ensure that consent fees or amendment income received from bank loans are segregated within the Statement of Operations if they account for greater than 5% of total income.

Growth Portfolio and Growth Opportunities Portfolio (Form N-CSR Filing)

C:

The Staff noted recent filings indicate the funds invest over 35% in the IT sector. Please explain why strategy and risk disclosure related to significant sector investments are not disclosed in the prospectus.

R:

Sector specific disclosure is not included in the “Principal Investment Strategies” section of the funds’ prospectuses because the funds do not have a principal investment strategy associated with investments in a particular sector. If we were to determine a fund is consistently focused in a single sector we would consider whether adding related risk disclosure in the prospectus would be appropriate.

Freedom Lifetime Income Funds and Investor Freedom Funds (Form N-CSR Filing)

C:

The Staff noted that these fund of funds invest in Investor Class of underlying funds, rather than Initial Class. Since Initial Class has a lower expense ratio, the Staff questions why the fund of funds are not investing in the less expensive class.

R:

The VIP Investor Freedom Funds and VIP Freedom Lifetime Income Funds (Funds) are offered exclusively through Fidelity Investments Life Insurance Company’s (FILI) lower-cost insurance annuity product offerings. The Funds offer one share class, Investor Class, and invest in Investor Class shares of underlying Fidelity Variable Insurance Product (VIP) funds. The Funds charge fees and expenses, including transfer agent fees, similar to the fees charged by Fidelity’s retail funds. Investors in the Funds pay these expenses indirectly through the Funds’ investment in the Investor Class shares of the underlying VIP fund.

In contrast, Initial Class shares of VIP Funds are offered through insurance products that are distributed to outside insurance companies who provide investor recordkeeping and servicing. As a result, the Initial Class shares have lower transfer agency fees due to the different servicing arrangement.

Strategic Advisers Short Duration Fund (Form N-CSR Filing)

C:

The Staff noted that this fund invests in Class A shares of underlying funds, rather than classes that have a lower expense ratio. The Staff questions why the fund invests in Class A, rather than a class with lower expenses. The Staff also requests we describe supplementally if there are any arrangements with third parties regarding the purchase of certain share classes.

R:

The fund is not available for sale to the general public and is utilized exclusively in discretionary wrap programs managed by the Adviser. These programs are subject to ERISA conflict of interest provisions that require any compensation received by the Adviser or an affiliate of the Adviser in connection with the operation of the program to be credited against the wrap fee ultimately paid by the client. When evaluating share class selection for the underlying funds in which the fund invests, the Adviser seeks to select the share class that will result in the lowest net wrap fee to be paid by the client. In this case, the selection of Class A shares of certain underlying funds results in a net wrap fee that is lower to the client than what the wrap fee would be had the fund selected an underlying fund share class with lower total expenses. To the best of our knowledge, there are no arrangements with third parties regarding the purchase of certain share classes.